EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF LOSS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2009	2008

	(dollars are
	in millions)

Loss from continuing operations	$(5,087)	$(1,210)
Income tax benefit	660	616

Loss before income tax benefit	(5,747)	(1,826)

Fixed charges:
Interest expense	2,229	3,352
Interest portion of rentals(1)	28	19

Total fixed charges	2,257	3,371

Total earnings (loss) from continuing operations as defined	$(3,490)	$1,545

Ratio of earnings (loss) to fixed charges	(1.55)	.46
Preferred stock dividends(2)	28	29
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	(1.53)	.45

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.